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                                   EXHIBIT 1

                            SUMMARY OF THE NEW NOTES

     The following table summarizes certain of the principal terms of the notes that we are offering.

                      SUMMARY DESCRIPTION OF THE NEW NOTES

                                                               SUBCLASS A-3    SUBCLASS A-4     SUBCLASS B-2    SUBCLASS C-2
                                                                   NOTES           NOTES           NOTES            NOTES
                                                               -------------   -------------   --------------   -------------
Aggregate Principal Amount..................................    $565,000,000    $235,000,000      $80,000,000     $80,000,000
Expected Ratings(1)
 Fitch......................................................              AA              AA                A             BBB
 Moody's....................................................             Aa2             Aa2               A2            Baa2
 Standard & Poor's..........................................              AA              AA                A             BBB
Interest Rate...............................................   LIBOR + 0.46%   LIBOR + 0.52%    LIBOR + 1.05%   LIBOR + 2.05%
Initial Loan to Value(2)....................................           62.1%           62.1%            71.7%           81.9%
Initial Loan to Assumed First Year's Net Revenue(2)(3)......           5.51x           5.51x            6.37x           7.28x
Assumed Interest Coverage Ratio(3)(4).......................           2.66x           2.66x            2.05x           1.72x
Assumed Debt Service Coverage Ratio(3)(5)...................           1.60x           1.60x            1.52x           1.50x
Expected Average Life (Years)...............................             1.9             4.8              6.8             6.8
                                                                                  August 15,      October 15,      August 15,
Expected Principal Amortization Period(6)...................   June 15, 2002            2000             2000            2000
                                                               June 15, 2002    May 15, 2011    June 15, 2008   June 15, 2008
Final Maturity Date.........................................   July 15, 2025   July 15, 2025    July 15, 2025   July 15, 2025

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(1) It is a condition of the issuance of the notes that they receive the listed ratings.

(2) "Initial Loan to Value" represents (i) the initial aggregate principal amount of each subclass of notes plus the initial aggregate principal amount of any other subclass of notes that ranks equally or senior in priority of payment ("Initial Loan") divided by (ii) the aggregate appraised value of the aircraft at April 30, 2000 plus $65.0 million, the expected amount of the liquidity reserve amount (the "Liquidity Reserve Amount") on the closing date excluding the total amount of security deposits reimbursable to lessees ($22.4 million).

(3) "Assumed First Year's Net Revenue" means our gross revenue less our leasing costs, servicer fees, administrative agent fees, cash manager fees, and other general and administrative costs.

(4) "Assumed Interest Coverage Ratio" means Assumed First Year's Net Revenue divided by Assumed First Year's Interest. "Assumed First Year's Interest" means (i) the interest payable on each subclass of notes and each subclass of notes that ranks equally with such subclass plus (ii) the interest and minimum principal payments assumed to be payable on each subclass of notes that ranks senior in priority of payment to the relevant subclass of notes.

(5) "Assumed Debt Service Coverage Ratio" means Assumed First Year's Net Revenue divided by Assumed First Year's Interest and Minimum and Scheduled Principal. "Assumed First Year's Interest and Minimum and Scheduled Principal" means (i) the interest and minimum and scheduled principal payments on each subclass of notes plus (ii) the interest and minimum and scheduled principal payments assumed to be payable on each subclass of notes that ranks equally or senior in priority of payment with or to the relevant subclass of notes.

(6) "Expected Principal Amortization Period" means the period from the date on which we expect principal amortization to begin to the expected final payment date for each subclass of notes.

     Ratings of the Notes. The ratings of the notes address the likelihood of the timely payment of interest and the ultimate payment of principal and premium, if any, on the notes. The rating agencies have not rated AerCo's ability to pay the principal in full on any subclass of the notes on the expected final payment date, or on any other date prior to the final maturity date, or the ability to pay step-up interest. In addition, the ratings assigned to the notes do not address the effect of any imposition of any withholding tax on any payments under the leases, the notes or otherwise.

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     A rating is not a recommendation to buy, sell or hold our notes because ratings do not comment as to market price or suitability for a particular investor and may be subject to revision, suspension or withdrawal at any time by the assigning rating agency. If a rating agency lowers, suspends or withdraws its rating of any subclass of the notes, no person or entity has any obligation to support AerCo's obligations under the notes in any way.

     The notes we are issuing in this offering will rank equally in right of payment and interest with the corresponding subclasses of our outstanding notes.

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